December 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Office of Manufacturing

Re: Comment Letter dated December 9, 2020 regarding Forterra, Inc. Form 10-K for the period ended December 31, 2019
Filed February 27, 2020
File No. 001-37921

Ladies and Gentleman:

Forterra, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2020. We have endeavored to respond fully to your comment. For ease of reference, the headings and paragraph below correspond to the headings and comment in the comment letter, with the Staff’s comment presented in bold italicized text, followed by our response to the comment.

Form 10-K filed February 27, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018, page 44

1.We note your narratives disclosing the change in Net Sales and Cost of Goods sold and other captions for the year ended December 31, 2019. Several of the drivers you discuss appear to offset. For example, you note that higher average selling prices are offset by lower shipment volumes. The impacts of material variances in identified components that offset each other should be separately disclosed, quantified, and discussed rather than netting them. Please provide us with examples of your intended disclosures based on current financial results. Refer to FR-72 for additional guidance.

Response:

We acknowledge the Staff’s comment, and in response thereto, intend to expand our Results of Operations disclosure in future filings with the Commission to include the requested information, including any quantification of offsetting drivers. Using the 2019 Annual Report on Form 10-K historical disclosure referenced in the Staff’s comment as an example, the revised disclosure with the additional detail would read as follows (new information in underlined text); deleted text is marked as strikethrough:

Results of Operations

Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018

Total Company

The following table summarizes certain financial information relating to our operating results for the years ended December 31, 2019 and December 31, 2018 (in thousands).

Statements of Income Data:	Year ended December 31, 2019	Year ended December 31, 2018	% Change

Net sales	$1,529,752	$1,479,712	3.4%
Cost of goods sold	1,233,370	1,234,143	(0.1)%
Gross profit	296,382	245,569	20.7%
Selling, general and administrative expenses	(221,770)	(209,877)	5.7%
Impairment and exit charges	(3,520)	(4,336)	(18.8)%
Other operating income, net	1,094	9,523	(88.5)%
	(224,196)	(204,690)	9.5%
Income from operations	72,186	40,879	76.6%
Other income (expenses)
Interest expense	(94,970)	$(78,337.00)	21.2%
Gain on extinguishment of debt	1,708	—	*
Earnings from equity method investee	10,466	10,162	3.0%
Other income, net	—	6,016	*
Loss before income taxes	(10,610)	(21,280)	(50.1)%
Income tax (expense) benefit	3,279	(3,085)	*
Net loss	$(7,331)	$(24,365)	(69.9)%
* Represents positive or negative change in excess of 100%

Net Sales

Net sales for the year ended December 31, 2019 were $1,529.8 million, an increase of $50.1 million or 3.4% from $1,479.7 million for the year ended December 31, 2018. The increase was the net effect of an $83.2 million increase ~~primarily due to higher shipment volumes~~ in our Drainage Pipe & Products segment primarily due to ~~and~~ higher average selling prices and higher shipment volumes ~~in both segments,~~; partially offset by a $33.1 million decrease ~~lower shipment volumes~~ in our Water Pipe & Products segment primarily driven by lower shipment volumes, partially offset by higher average selling prices.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2019 were $1,233.4 million, a decrease of $0.7 million or 0.1% from $1,234.1 million for the year ended December 31, 2018. The small change in cost of goods sold was the net effect of a $58.4 million decrease in our Water Pipe & Products segment primarily due to  ~~L~~lower shipment volumes and lower cost of scrap metal ~~in our Water Pipe & Products segment~~ , ~~were mostly~~ offset by a $57.7 million increase in our Drainage Pipe & Precast segment primarily driven by higher shipment volumes ~~in our Drainage Pipe & Products segment~~.

Gross Profit

Gross profit in the year ended December 31, 2019 was $296.4 million, an increase of $50.8 million, or 20.7%, from $245.6 million in the year ended December 31, 2018. Gross profit in our Drainage Pipe & Precast segment increased by $25.6 million primarily due to higher average selling prices and higher shipment volumes ~~in our Drainage Pipe & Precast segment, higher average selling prices in both segments, and lower raw material costs~~; gross profit in our Water Pipe & Products segment also increased by $25.2 million, primarily driven by higher average selling prices as well as lower scrap metal raw material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in the year ended December 31, 2019 were $221.8 million, an increase of $11.9 million or 5.7% from $209.9 million in the year ended December 31, 2018. The increase was primarily due to higher IT costs as we invest in our systems and processes, increased expenses related to various disputes and claims in the ordinary course of our business, increased reserves for credit losses, as well as a $3.7 million executive severance charge primarily related to the change in CEO in 2019.

Impairment and Exit Charges

Impairment and exit charges in the year ended December 31, 2019 were $3.5 million, compared to $4.3 million in the year ended December 31, 2018. The exit charges in both years primarily related to plant closings undertaken for purposes of achieving operating efficiencies.

Other Operating Income

Other operating income for the year ended December 31, 2019 was $1.1 million, compared to $9.5 million in the prior year period. The income in the 2018 period primarily related to gains from the disposition of certain property, plant and equipment.

Interest Expense

Interest expense in the year ended December 31, 2019 was $95.0 million, an increase of $16.7 million, or 21.2%, from $78.3 million in the year ended December 31, 2018. The interest expense in 2019 included $7.8 million resulting from the change in the classification of certain leases from operating lease to finance lease as the result of the amendment and restatement of our sale-leaseback transaction completed in June 2018. In addition, $7.8 million of the change related to the increase in interest expense due to the mark-to-market on the interest rate swaps year over year. The remainder of the interest expense increase was primarily due to the impact of higher average interest rates.

Other Income, net

Other income, net of $6.0 million for the year ended December 31, 2018 related to the gain from a divestiture transaction that was completed in February 2018.

Income Tax (Expense) Benefit

Income tax benefit in the year ended December 31, 2019 was $3.3 million, a change of $6.4 million from an income tax expense of $3.1 million in the year ended December 31, 2018. The change is primarily due to the benefit of the favorable valuation allowance movement between the two years of $8.4 million, and ~~that~~ was partially offset by a $2.0 million increase in ~~with the~~ tax expense primarily related to ~~recorded on the~~ greater pre-tax earnings in the year ended December 31, 2019 compared to the prior year.

Segment Results of Operations
	For the year ended December 31,
(in thousands)	2019	2018	% Change

Net sales:
Drainage Pipe & Products	$894,722	$811,477	10.3%
Water Pipe & Products	635,030	668,235	(5.0)%
Corporate and Other	—	—
Total	$1,529,752	$1,479,712	3.4%

Gross profit (loss):
Drainage Pipe & Products	$200,321	$174,786	14.6%
Water Pipe & Products	96,275	71,471	34.7%
Corporate and Other	(214)	(688)	(68.9)%
Total	$296,382	$245,569	20.7%

Segment EBITDA(1):
Drainage Pipe & Products	$171,413	$156,735	9.4%
Water Pipe & Products	84,424	64,547	30.8%
Corporate and Other	(74,219)	(58,802)	26.2%

(1) For purposes of evaluating segment performance, the Company's chief operating decision maker reviews earnings before interest, taxes, depreciation and amortization, or EBITDA, as a basis for making the decisions to allocate resources and assess performance. Our discussion below includes the primary drivers of EBITDA. See Note 21 to our consolidated financial statements, for segment EBITDA reconciliation to income (loss) before income taxes.

Drainage Pipe & Products

Net Sales

Net sales increased in the year ended December 31, 2019 was $894.7 million, an increase of $83.2 million, or 10.3%, from $811.5 million in the year ended December 31, 2018. The increase was primarily the combination of $52.5 million due to higher average selling prices and $23.0 million due to higher shipment volumes of our pipe and precast products. Pipe and precast products revenues accounted for more than 90% of the net sales in this segment. The remaining increase in net sales were primarily related to our structural precast business driven by higher shipment volumes. ~~due to higher shipment volumes as well as higher average selling prices.~~

Gross Profit

Gross profit in the year ended December 31, 2019 was $200.3 million, an increase of $25.5 million or 14.6% from $174.8 million in the year ended December 31, 2018. The increase was primarily due to higher average selling prices and higher shipment volumes of our pipe and precast products, ~~and higher average selling prices,~~ slightly offset by ~~a~~ higher cost of raw materials.

Water Pipe & Products

Net Sales

Net sales in the year ended December 31, 2019 were $635.0 million, a decrease of $33.2 million or 5.0% from $668.2 million in the year ended December 31, 2018. The decrease was ~~due primarily to a decline in sales volumes, partially offset by higher average selling prices~~ the net effect of a $44.9 million decrease caused by lower shipment volumes of our ductile-iron pipe products, partially offset by a $23.6 million increase contributed by higher average selling price of our ductile-iron pipe products. Ductile-iron pipe sales accounted for more than 80% of the net sales in this segment. The remaining decline in net sales were primarily related to our Canadian pressure pipe business due to lower shipment volumes.

Gross Profit

Gross profit in the year ended December 31, 2019 was $96.3 million, an increase of $24.8 million or 34.7% from $71.5 million in the year ended December 31, 2018. The increase was primarily driven by higher average selling prices as well as lower raw material costs related to our ductile-iron pipe products.

* * *

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (469) 458-9049 or Lori Browne, the Company’s Executive Vice President and General Counsel, at (469) 284-8678.

Sincerely,

/s/ Charles R. Brown, II

Charles R. Brown, II
Executive Vice President and Chief Financial Officer

Cc:    Karl Watson, Jr., Chief Executive Officer
Lori M. Browne, Executive Vice President and General Counsel